STATEMENT OF INVESTMENTS
Dreyfus Premier Equity Income Fund
February 28, 2007 (Unaudited)

Common Stocks--91.8%	Shares	Value ($)
Consumer Discretionary--10.4%		
CBS, Cl. B	300	9,105
Family Dollar Stores	200	5,794
General Motors	300	9,576
Genuine Parts	275	13,392
Harley-Davidson	100	6,590
Hasbro	300	8,487
J.C. Penney	100	8,111
McDonald's	300	13,116
McGraw-Hill Cos.	125	8,076
NIKE, Cl. B	100	10,447
Nordstrom	200	10,618
Snap-On	200	10,020
Staples	300	7,806
VF	175	13,967
Wolverine World Wide	200	5,550
		140,655
Consumer Staples--5.9%		
Colgate-Palmolive	100	6,736
H.J. Heinz	175	8,027
Kellogg	100	4,992
Kraft Foods, Cl. A	403	12,864
Loews - Carolina Group	150	10,805
McCormick & Co.	225	8,615
PepsiCo	100	6,315
Procter & Gamble	100	6,349
Reynolds American	250	15,262
		79,965
Energy--10.3%		
Chevron	300	20,583
ConocoPhillips	325	21,262
Exxon Mobil	575	41,216
Frontline	325	11,638
Hess	200	10,610
Marathon Oil	125	11,342
Overseas Shipholding Group	125	7,573
Valero Energy	150	8,647
W & T Offshore	200	6,004
		138,875
Financial--20.9%		
Allstate	150	9,009
Bank of America	725	36,881
CapitalSource	300	7,737
Citigroup	525	26,460
Goldman Sachs Group	125	25,200
Hartford Financial Services Group	125	11,820
Host Hotels & Resorts	450	11,826
IndyMac Bancorp	100	3,433
JPMorgan Chase & Co.	650	32,110
MetLife	200	12,630
Moody's	125	8,090
New Century Financial	225	3,442
optionsXpress Holdings	275	6,383
People's Bank	200	8,878
Regions Financial	200	7,164

SLM	200	8,524
State Street	175	11,464
Unitrin	100	4,576
Ventas	200	9,166
Wachovia	275	15,227
Washington Mutual	325	14,001
Whitney Holding	200	6,344
		280,365

Health Care--11.8%

Abbott Laboratories	225	12,290
Aetna	300	13,281
Becton, Dickinson & Co.	100	7,599
Biovail	225	4,671
CIGNA	25	3,562
Humana	200 a	11,968
Johnson & Johnson	300	18,915
Manor Care	150	8,037
McKesson	325	18,122
Merck & Co.	600	26,496
Pfizer	625	15,600
Quest Diagnostics	125	6,377
UnitedHealth Group	250	13,050
		159,968

Industrial--8.7%

Equifax	100	3,872
General Dynamics	225	17,204
General Electric	800	27,936
Ingersoll-Rand, Cl. A	225	9,745
Lockheed Martin	200	19,456
Norfolk Southern	100	4,740
Pitney Bowes	325	15,506
Raytheon	350	18,742
		117,201

Information Technology--11.5%

Accenture, Cl. A	525	18,743
ADTRAN	300	6,909
Analog Devices	150	5,438
Applied Materials	575	10,678
FactSet Research Systems	100	6,086
Hewlett-Packard	375	14,767
Imation	175	7,282
Infosys Technologies, ADR	150	8,139
International Business Machines	100	9,301
Linear Technology	200	6,638
Maxim Integrated Products	150	4,912
Microchip Technology	275	9,790
Microsoft	625	17,606
Nokia, ADR	400	8,732
QUALCOMM	300	12,084
Texas Instruments	275	8,514
		155,619

Materials--3.3%

Ashland	100	6,558
Lyondell Chemical	325	10,355
Nucor	125	7,609
Phelps Dodge	75	9,368
Southern Copper	150	10,560
		44,450

Telecommunications--2.7%

AT & T	750	27,600
Bell Aliant Regional (Units)	23 a,b	0

Citizens Communications	600	9,042
		36,642
Utilities--6.3%		
Alliant Energy	200	8,364
American Electric Power	300	13,458
Atmos Energy	375	11,820
Integrys Energy	100	5,574
OGE Energy	75	2,896
PG & E	275	12,766
Pinnacle West Capital	300	14,226
Puget Energy	200	4,934
Sempra Energy	50	3,002
UGI	300	7,833
		84,873
Total Common Stocks		
(cost $1,123,656)		**1,238,613**

Other Investment--4.8%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $65,000)	65,000 c	**65,000**
Total Investments (cost $1,188,656**)**	**96.6%**	**1,303,613**
Cash and Receivables (Net)	**3.4%**	**46,511**
Net Assets	**100.0%**	**1,350,124**

ADR - American Depository Receipts

a Non-income producing security.

b Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2007, this security amounted to $0.00 or 0.0% of net assets.

c Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual